Filed by Leo Holdings III Corp (Commission File No. 001-40125)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Local Bounti Corporation

Form S-4 File No.: 333-257997

This filing relates to the proposed business combination (the “Business Combination”) between Leo Holdings III Corp, a Cayman Islands exempted company (“Leo”), and Local Bounti Corporation, a Delaware corporation (“Local Bounti”), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., a Delaware corporation, Longleaf Merger Sub II, LLC, a Delaware limited liability company, and Local Bounti.

The following is a transcript of an interview first made available on November 14, 2021.

Company Name: Local Bounti (LBT)

Event: Local Bounti Fireside Chat

Date: November 08, 2021

<<Laurence Alexander, Analyst, Jefferies LLC>>

Good morning and thank you for joining us with Laurence Alexander with the Jefferies chemicals team. And this is another in our series on highlighting structural changes in various markets that affect the chemical industry and in this case ag chemicals. And it’s my pleasure to introduce the team from Local Bounti, who are a leader in controlled environment agriculture. There’s – joining us today is we have their Co-CEOs, Craig Hurlbert and Travis Joyner; their CFO, Kathleen Valiasek; and their Chief Sustainability Officer, Gary Hilberg. For those of you who have done this before, it’s the same process. You can either enter questions through the web interface or pop me an email at lalexander@jefferies.com, again lalexander@jefferies.com. We’ll be running through a discussion and weaving in questions as they come in.

And just a regulatory reminder, members of the media and the press are not authorized to be on this call. If you are from the media or the press, do no not register or dial-in. The content presented on this conference call is proprietary to and subject or – to the copyrights of Jefferies or third parties. As a matter of legal compliance, we remind you that you must not attempt to elicit from any speaker at this event, any material non-public information or other confidential information and accordingly the speakers may decline to respond to any question in his or her soul discretion. You may not publish or otherwise publicly disclose the name of or otherwise identify the speakers unless Jefferies permits it in writing. By attending this event, you agree to all of these restrictions. And so thank you everybody for joining.

And without any further ado, let’s start with why as in why try. What bottlenecks and constraints did you see in the conventional greenhouse and vertical farming business models that inspired Local Bounti to try something different?

<<Craig Hurlbert, Co-Chief Executive Officer, Local Bounti>>

Yes. Laurence, Craig Hurlbert here. Thank you so much for putting this together. It’s so good to be with you. So let’s just jump right in. Why? Why would Travis and I, we had our own private equity firm, we were investing in energy, infrastructure, water and agriculture? Why would we stop that to start Local Bounti? And it’s really rooted in a couple of things. One is CEA is inevitable in our opinion, the more due diligence we did, the more we saw this whole space is being inevitable over time. And as we dug in, we started to really look at what was out there from a technology perspective. And really there’s two main players in the space, not companies, but technologies. One is vertical farming and the other is horizontal or greenhouse farming. And those two technologies in and of themselves have been around to some degree for quite a while.

AeroFarms has been in business for 15 years. They’re a vertical farmer. There has been greenhouse farming going on in Europe for a long time. When we did our due diligence, Travis and I both come from the energy space. So we’re looking at something called unit economics. We believe that’s really important in any business. My background is GE heritage all the way through. Unit economics has got to be there. So, when we’ve started looking at vertical and greenhouse, here is what we saw very high level. Vertical farming is high yield, high capital cost and high operating costs, so high yield, high cost. Greenhouse farming is lower yield, lower CapEx and lower OpEx, low yield, low cost. What we wanted was high yield, low cost.

So what we set out to do was to find a way to change the way people were thinking about the business and focus more on unit economics. And so, where that led us was to our patent-pending Stack & Flow Technology, which is a hybrid between vertical and greenhouse which gets us about 1.5 and 2 times the yield of either of those others standing on their own two feet. So for us, it was about bringing a different mentality into the controlled environment, agriculture space, focusing on unit economics and utilizing existing technology to get us there.

So I’ll stop there. Travis, maybe you can add on to that.

<<Travis Joyner, Co-Chief Executive Officer, Local Bounti>>

Sure. So, first of all, again, for setting this up, Laurence, it’s great to be with you. I think the other area that we saw early on was just how much of produce is unbranded and with space in the produce, all that’s unbranded, we saw it as a real opportunity. And so, our ultimate goal and I think technology reduction crop cycle enables this, but we want to be in three to five areas of retail with 30 to 40 SKUs and be a meaningful player in – and that’s why I think our Chief Marketing Officer, who has a lot of experience. He was originally with Chobani in their very, very early since Maple Hill Organic, et cetera. His entire team got really excited about what we were doing at Local Bounti, because we have the opportunity to build a great brand and a long relationship with the end consumer.

<<Laurence Alexander, Analyst, Jefferies LLC>>

So we’ve touched on quite a bit there. So let’s unpack first the unity economics. Can you walk us through a facility? And obviously, this will change as you scale and optimize, but just trying to give people kind of a baseline expectation, how to think about the cost to build, how to think about product cycles, how that translates to revenue and margins and return on capital. Because I think you have seen some of the vertical farmers and sometimes the metrics are pretty daunting. So if you can give a little bit of sense of what you are using as a baseline that would be helpful.

<<Craig Hurlbert, Co-Chief Executive Officer, Local Bounti>>

Yes for sure. So we saw the same thing that you saw Laurence and I’m sure many of the viewers saw as well where vertical farming was projecting gross margins out in 2024 and a lot of different things have to happen. Our very first facility, our very first year we have positive, gross margins. Okay. Those margins are going to get better from some of the investments we’re going to make and some of the learnings that are going on, but we have positive, gross margins right out of the shoot. So, as it relates to the way we think about things, we’re looking at facility economics and really return on invested capital as a fundamental part of everything we do inside the business, by the way that mindset is an absolute must in the energy business, right.

When we started looking at the controlled environment agriculture space, there was like an overall and maybe this is a little bit too broad, but there was an overall lack of curiosity around positive gross margins and great facility and unit economics. And so, we were like, that mindset is not going to take this industry that’s inevitable to the next level. So, we decided to really jump in and bring that mindset in.

So, maybe Travis, you could walk the team through kind of how we think about our unit economics and how that kind of translates to facility economics. You are on mute Travis.

<<Travis Joyner, Co-Chief Executive Officer, Local Bounti>>

How I’m going to do it at [indiscernible] (0:07:28) but I think there is a slide in our deck that kind of compares Local Bounti stock and flow to a traditional [indiscernible] (0:07:40) facility. And what you’ll see, I’m just going to call out a couple of the things. So first and foremost, we’re getting more revenue on the capital [indiscernible] (0:07:50) on the same capital costs $40 million, we’re getting $24.1 million in net revenue compared to $16.1 million in net revenue. Reason is we’re turning [indiscernible] (0:08:01) to two times more often means more revenue.

When you look on the cost side from a labor perspective, we’re lower as a percentage higher dollar for because we’re turning into far more often. Over time we see our labor costs coming down because of increased investments in automation. I think one big one is utility. And if you look at our utility costs compared to a traditional greenhouse farm, we’re about 60% lower. And the reason is that we have, [indiscernible] (0:08:35) shave days of the greenhouse cycle, it means less overall greenhouse infrastructure, less square feet to heat and cool utility costs lower.

And really what it adds up to for us over time is superior capital efficiency. So, 3x cost to EBITDA compared $7.5 million total cost to EBITDA. And I think, this focus is specifically on how we compare to a house facility without a vertical or a stack phase. But I think the really interesting thing over time to look at is today, the way it’s done outside is just not sustainable. And we read about it all the time farms are going bankrupt all over the place because they’re on very, very thin margins. And today and for the foreseeable future the true competition for Local Bounti is outside. All of our competitors are growing outdoor today, they are 99% of the supply. But to have a way superior unit economics inside, it’s going to help us move faster, produce more skews and ultimately claim more areas of the produce.

<<Laurence Alexander, Analyst, Jefferies LLC>>

And as you look at those economics, how much of that bridge is proven. I mean, I think, the phrase only was like positive gross margins from the get-go. How much still needs to be invented or demonstrated at scale? And then it gets tied to that, do you need to run the facility at a search and volume to get the margin? Like what’s the breakeven rate needed?

<<Travis Joyner, Co-Chief Executive Officer, Local Bounti>>

Really great question. So, I would classify things proven primarily, just the integration of the technology stack and flow, which really drives a lot of the inputs for topline revenue [indiscernible] (0:10:33). So the technology and the integration of those two spaces is proven, we’ve proven crop cycles across many, many retail segments for us. So lettuce [indiscernible] (0:10:46) which would all feed your clamshell lettuce and other areas of lettuce, things like salad kits, et cetera. Full [indiscernible] (0:10:57) would be the wet case living herbs, clamshell herbs, we’ve proven the crop cycle component of that at scale lots and lots of times go focus on consistently building that skew set out.

I think in terms of the next generation things that are in the queue and that we’re actively working on, it’s a lot of the costs cost to get sold. So, reducing waste over time and also reducing labor input. So, things like computer vision for QA QC, AI, just many aspects of our facility and increased automation.

So, I think as our yield increases, we’re going to want to be making investments, as our yield grows, our cost inputs are going down. So those are some of the areas that, I think, are still going to need some investment and focus.

<<Laurence Alexander, Analyst, Jefferies LLC>>

And can we talk a little bit about the biology? So, I guess first a high-level question, is this type of process, the way you’re doing kind of the stack and flow, is it only suited for certain types of crops? And if so, how should we think about what the actual TAM is? Because it’s obviously not going to displace the entire agriculture industry, I mean, so what are the real areas of overlap or the part of the market that you think is kind of most vulnerable and addressable?

<<Travis Joyner, Co-Chief Executive Officer, Local Bounti>>

Craig, you want to take that or me?

<<Craig Hurlbert, Co-Chief Executive Officer, Local Bounti>>

Yes, I’ll start Travis. So Laurence, great question. Think of the TAM in this way, the U.S. alone for things that we could grow is about $30 billion. We believe about 1% of that is grown indoor today. So it’s a very small number indoor, and yet big winds are boiling. Sustainability wins are glowing blowing, but a new wind is blowing. And that is what I’ll call supply chain challenges all over the place.

And I think the retailers and the large stores, the restaurants are feeling that more than ever. And as a result, there’s a new phrase out called food resiliency or really building a more reliant or reliable food supply system. So basically you can think of the TAM as being very, very large and several winds blowing in the sale of what we can actually grow. Now I grew up on a dry land wheat farm.

I don’t believe we’ll be growing wheat and competing with the people that are operating my grandfather’s farm today in indoors. But I do believe perishables that go bad in – we would harvest our wheat. If we did, we put it in a grain rain. If it didn’t sell, we didn’t like the price that year we’d sell it the next year, the next year, there’s a storage component to it. The products we’re talking about Laurence are perishable. And as a result, they’re grown so far from the end consumer that it’s got to go on such a journey to get there. The products are just prone to waste. We’ve all lived this in our own homes. You’ve all thrown lettuce in perishables away. Local Bounti will go a long way to solving that problem because we’re growing product closer to the consumer.

It’s hardly touched by a human hand. It hasn’t been exposed to herbicides and pesticides and all kinds of bad rodents and bugs and everything else. It hasn’t been triple washed in a chemical concoction. It hasn’t gone through a salt bath. It’s just a clean product that comes out is grown, harvested, processed, packaged in the same facility and goes straight to a distribution center, straight into your fridge. Our product can last three to five weeks where the other product can usually last three to five days. So it’s a completely different product, candidly, but the market to answer your question, 30 billion, less than 1% grown indoors, Travis, you could add or subtract from that.

<<Travis Joyner, Co-Chief Executive Officer, Local Bounti>>

Yeah, I think it’s exciting for us as you look at the TAM, let’s say Local Bounti is it’s time to turn a new leaf. And I think there’s really a new chapter in the history of agriculture being written right now. And it’s our goal to begin to rebuild that agricultural infrastructure be part of it. And I think that if you think about, where Craig and I come from the real world, the energy world, think about how our energy infrastructure has changed over the last 25 to 50 years. I mean, Craig and I actually stood in a hydroelectric plant that and the thing in front of the day. So I think when you think about our ag infrastructure, we’re talking about new assets that are going to be running for years and years to come, decades to come.

And that many aspects of the crop cycle could ultimately move in door. For sure, greens and herbs but I think there will also be unique applications of our technology pull the horizontal that will enable us to play in other places. And I think Craig spot on, the bulls-eye will be perishables first. I think it’s going to make the most sense. And it’s about using technology to unlock those SKUs, unlock those production capabilities.

<<Laurence Alexander, Analyst, Jefferies LLC>>

And I think just to translate for the audience. So when you say perishables, you’re thinking greens, herbs, fruits, vegetables, but not things that grow on trees presumably.

<<Travis Joyner, Co-Chief Executive Officer, Local Bounti>>

Correct.

<<Laurence Alexander, Analyst, Jefferies LLC>>

And so I’ve had a couple of questions come in. So we’re going to just sort of dial this back a little bit and can we just explain kind of what the stack and flow idea is? And so can you just sort of maybe like walk through the geometry of what you’re doing and why it’s so different?

<<Travis Joyner, Co-Chief Executive Officer, Local Bounti>>

Sure. Yeah, I will take a whack at that. So I think really it goes out there’s two ways to do it indoor, there’s vertical, there’s horizontal, and what we found with vertical high yield, but high costs horizontal is a standard lower yield cost. So what we started to do from day one is asked the question, how do you do high yield, but low costs? And what we found was you got to take the best of vertical, the best model in a hybrid technology model that we call stack and flow. And very simply what we do is we stack as many levels and as many plants in a highly space and energy efficient vertical before we then flow those plants to the greenhouse space where they complete their grow out. And I’m just going to speak very high level in terms of the integration of those two areas and how it drives efficiencies with our stack phase.

It’s really all about young plant development. It’s a young plant factory and its customers, the greenhouse its job is to make sure that the greenhouse 100% guys, 24/7, 365, in order to do that, you have to have tremendous space and energy efficiency and that stack phase. And what we – in order to drive that space energy efficiency is we’ve sized our vertical farm infrastructure to carry hundreds of plants per square foot, compared to single-digit plants per square foot relative to that greenhouse space.

This ultimately makes us very space efficient. We don’t require as many square feet to grow an equivalent yield. It makes our utilities more efficient we touched on earlier and that stack phase allows us to steal days off of that greenhouse cycle. That’s really the driver of unit – every day you steal from that greenhouse cycle is extra terms of the farm per year.

So we’ve been actively developing lots and lots of recipes that result in an end product that skew and consumer packaged good or loosely flattish herbs, et cetera. And when our plants hit that target recipe pretty in phase that’s when we flow them over. And our greenhouse is different than a traditional greenhouse farm. So most greenhouses you’ll see it’s one open and means they’re typically growing, a handful of different skews that require the same temperature settings.

For us, we wanted to back solve for being able to grow dozens seeds in one roof. And in order to do that, you have to have different climates. So for us, you can see it in our deck. We’ve got the slide that shows our loosely – there’s a different wall, there’s the separated climate and water zone and separated climate and water zones enable us to grow many different skews underneath the same roof.

So for example, it loves NorCal temperatures. So highs in the low 70s, if we want to grow BASIL Nextdoor. BASIL loves Maui. Maui temps so highs in the low-80s BASIL Nextdoor. So at the end of the day, it comes down to a simple principle, happy plants, happy taste buds. If you put the plants in the right environment, they’re going to grow faster, they’re going to do better. So I’d say that, the integration of those two spaces has really unlocked tremendous efficiency for our loosely skews we started on cycle today we’re at 16, we’ve got line of sight on lower. And then for our butter lettuce for example, you do the math. It’s typically a 50 to 60-day cycle for agreeing to growing it in 28. We’ve got a line of sight on a lower cycle there as well.

So stack and flow, ultimately unlocks pulling those crop cycles down is getting rid of the days, getting rid of those greenhouse days. And we’ve been very focused from day one on limiting that greenhouse cycle, pulling the days down as possible. And I’d say that there’s a lot in between those two spaces that just very high level. It requires both versatile talent in order to make that happen. We’ve been building significant IP around our innovations in that integration vertical. And I’d say, the last component is those recipes that we’ve developed, not easy. It’s a tremendous trade secret. It is not an easy seed to crack if you will.

<<Laurence Alexander, Analyst, Jefferies LLC>>

And so since you’re approaching the plants differently, you’re probably finding that there are things about the plants that people never bothered trying to figure out, right. Because it was an irrelevant question like short, if we were to have this discussion say 5 years or 10 years, what do you think you would know about your target crops that you don’t know now?

<<Travis Joyner, Co-Chief Executive Officer, Local Bounti>>

That’s a really great question.

<<Craig Hurlbert, Co-Chief Executive Officer, Local Bounti>>

I think it’s interesting. Maybe because I grew up on a farm, there are certain things that nature has been doing for thousands of years that for example. What we’re really doing, Laurence is we’re creating the perfect environment for that plant at all phases of its life. So we’re not going to miraculously change what happens with that plant with the seeds as they are today. So what I would say, what I’m most interested to see, what will happen is what will happen when genetics comes into play.

Because for the most part, the seeds we’re using today have been engineered for outdoor use, which means they have a heavy resiliency component attached to them, how to handle weather and all of the things that come at a plant when it’s outdoors and having spent time on the farm, it’s everything you could ever imagine. But what’s going to happen is, and we’re getting all of these results with those seeds and a bit engineered that way.

When that genetic component enters into the mix, and we can unleash all of that, that heretofore that’s been focused on resiliency, we can unleash it on taste, texture, flavor, and yield. It’s going to be very interesting to see what happens. And I think we’re going to unlock interesting things for the end consumer, maybe a certain texture, certain flavor, maybe certain things that people could really connect to overtime that you just can’t do outdoors. And I think what’s you’re looking at it’s a one of the rare cases in my lifetime where a product can be grown more sustainably and end up better for the end consumer at the same price point that normally doesn’t happen.

Wind power is not the same as coal power 24/7, 365, it’s not, it’s not as reliable over that 24 hour cycle. The wind blow is great. If it doesn’t, people freeze and die in Texas, like what happened last year. That example is exactly what’s going to happen here, I believe, except you’ve got a better product, better tasting, better texture and it’s at the same price point. So genetics are going to play a big role going forward, but providing that plant with exactly what it needs, when it needs it has never been done before outdoor, because it just can’t be done, can’t be done that way. So it’s kind of a whole new world for these plants to thrive and really unleashed that for the end consumer.

<<Laurence Alexander, Analyst, Jefferies LLC>>

I guess, just to follow on that then, have you been in discussions with the seed companies for what scale you need to get to be a – to start to attract kind of mindshare in their R&D pipeline.

<<Craig Hurlbert, Co-Chief Executive Officer, Local Bounti>>

There’s actually two things there that I will touch on. Number one, some of their mindshare is really excited about coming to work for people like us to bring that mindshare in. So that’s the first thing I’ll say. And the second thing is, yes, of course. They see this as the same way a lot of people, for example, Cargill is involved in our business, Laurence, as you know, in two really important ways on the debt side and on the equity side, they’re also introducing us to many of their customers. I think there is a big group of – a big contingent that view indoor agriculture as inevitable. And so I think the seed companies are kind of watching, see how it plays out. To be honest, the field is very cluttered in the indoor ag space today, which is why Travis and I started Local Bounti.

We felt that clutter, and we didn’t see a clear investible business to us as investors, which is why we started the company. But I think the seed companies are going to play a very significant role again, as it relates to perishables. And they’re going to be a part of a revolution. That’s going to unlock less food waste, imagine this, less food waste, 25% of all greenhouse gases are attributed to food waste.

So everything going on at COP26in Glasgow, it’s a huge movement. Okay. Imagine a day, less food waste a better product for the end consumer and it’s local at the same price. That day is coming and everybody’s kind of watching this and they’re looking to pick the winner or the winners. And there will be multiple, but we believe the ones that when will be focused on unit economics and having a brand and focused on local.

<<Laurence Alexander, Analyst, Jefferies LLC>>

So apart from the philosophy, as you think about the skill set needed to scale up, automation, crop management, software development, SKU management, the customer kind of interface in a kind of prickly retail industry or fickle retail industry. Do you have the right skills as a team? Do you feel you’ve built out enough of a team or do you still have some slots or skill sets you need to fill kind of where are you at on kind of the building out the parts of the company?

<<Craig Hurlbert, Co-Chief Executive Officer, Local Bounti>>

So as some of this had a long career and done many interesting things, I think one of the things I’m most interested in and most surprised by, I don’t know that I’m surprised, but I’m excited about is people today, Laurence, are wanting to work more and more with companies that share the values that they have.

And so what that means is, as it relates to Local Bounti, we have been able to attract a incredible amount of talent, incredible. In fact, a disproportionate amount of talent is in our business for the size of the company we are today, but we’re not looking at the size of the company we are today, we’re looking for the future. So we have the appropriate amount of talent to help us get to where we’re going. Everything you just mentioned is very ag focused retailers, technology, you have a drove, you have vision that – that’s all super important. But you know what else, whoever wins in this space is going to have to put $500 million to $1 billion of facilities in the dirt successfully in the next five to eight years.

So if you don’t know how to do that, you don’t have that in management DNA. You haven’t done that before. You can be the best grower that’s ever been, but you will not be able to meet your investor’s expectations. So we’re viewing our business and what I like to call a balance. When you exercise, you just don’t do, bicep curls on your right arm. You got to do your whole body in order to be healthy. Our whole business in all four corners has to be healthy.

Gary Hilberg’s with us today is a perfect example. Gary spent his whole life in the energy business. He was a CEO in the energy space and you know what, he’s super passionate about sustainability. He was the first person I knew that at a lead home. He built his house with lead in mind, capturing rainwater energy, and all of that. He’s just been passionate about, even though, he was in the energy space. He went out and got a GRI certification and what he’s really good at as an ex-Navy nuclear engineer captain, he’s really good at capturing data. He’s really good at helping us understand how that data can be used commercially with our customers. And so Gary’s an embodiment of what kind of person we want in our company. We want heavy hitters that are passionate, that bring a skill set that is maybe not from the ag world, but is very relevant to the ag world. And as a result, you’re going to see our sustainability efforts are going to blow away the industry or at a minimum is going to be a leader in that space by creating accountability and measurements and no greenwashing, we’re committed to lead.

Now it’s self-serving because our unit economics are better. So our sustainability metrics are going to be better. But Gary’s going to be very focused on that. The guy building out our facilities, he comes from an industry that does what builds big facilities. We don’t need him to be a grower. We need him to manage our subcontractors and our supply chain and all of the challenges with permitting and all of that. So that person is – brings a very unique skill set.

Now, I say all that to say this, we have an opportunity. And Travis and I view this from day one. In fact, Jeff Leggett was our first employee. He’s on the phone today. Okay. Jeff’s been with us from the beginning. We wanted to build a culture that would attract the best talent in whatever industry they came from to drive this scalability of this technology and make it a reality because nothing else matters. There’s been a lot of fancy slides, billions of dollars raised and just like Cleantech 1.0, there’s going to be a lot of dollars flushed.

And so that’s what we didn’t like. We wanted to bring in talent and the ability to ensure that we end up the company that emerges there will be multiple because the market’s so big that those companies that execute are going to be the ones that are rolling up others or consolidating down the road. And that’s where Local Bounti wants to be. Sorry, I get a little passionate about the talent one, so just be aware.

<<Laurence Alexander, Analyst, Jefferies LLC>>

So let’s just touch on demand. So what are you seeing in terms of the demand poll? We’ll get to branding separately, but as you think about kind of the price premium or contract durations that are under discussion. How has the flow been so far?

<<Craig Hurlbert, Co-Chief Executive Officer, Local Bounti>>

Travis, why don’t you take it – take that one?

<<Travis Joyner, Co-Chief Executive Officer, Local Bounti>>

Sure. So I would say, when you think about the market and the size of the market and the variables that play here, let’s just take where we were with tomatoes 10 years ago. So 10 years ago Wendy’s laid down the edict at the time tomatoes were indoor. They said, hey, we’re really tired of E. coli, we’re tired of waste, we’re tired of all the spoilage. So we’re moving indoor fast forward today. Tomatoes were 100% – excuse me, they’re 70% indoor North America. So they’ve made a big transition in a short period of time. And I think the exciting part for us think about the tailwinds today leafy and herbs are just 1% indoor. And as we continue to pull our crop cycles on and continue to kind of realize that fully optimized crop cycle, I think it becomes more and more competitive and outdoor ag, especially as we’re able to produce more SKUs with powerful unity economics.

So I think really our focus around crop cycle or – it’s so that we can move faster and we can help accelerate that transition from outdoor to indoor. And I think when you think about the indoor position, it could move very fast in the next five to seven years. So I think when you look at the demand side today, like I said before, the conditions outside. And so far, we’ve had a very, very good reception from retailers. And in many cases, we’re the first indoor product on their shelf. They’re very excited to have us.

And I think if you look at how we’ve done compared to many of our peers, just in terms of how fast we’re moving, a lot of the vertical that is still today, not on a lot of shelves. We’ve been in operation really kind of commissioning the full phase of our facility like few last year. So we’re coming up on a year and we’re ready in 500 grocery stores. And the number of SKUs that we’re producing continues to grow. We’ve got five SKUs of loose leaf lettuce, we’ve got a SKU of a living lettuce. We’ve got multiple viable SKUs of living herbs. And the exciting part for us is, we’re on our way, we’re seeing and achieving 2025, we’ve got multiple SKUs capable of producing kind of 90% to 95% of our unit economic. So I think the faster we can move doing what we do, expanding our SKU count, reducing our crop cycles, it’s going to help our transit outdoor to indoor.

<<Laurence Alexander, Analyst, Jefferies LLC>>

And so then can you extend to – there was a mention earlier about sort of branding. Can you talk a little bit about how you’re thinking about either high versus low strategy or differentiated brands and then branding strategies can become fairly expensive from a marketing perspective. So, how you think about sort of how much you want to push on that lever?

<<Travis Joyner, Co-Chief Executive Officer, Local Bounti>>

It’s a really great question. Maybe I’ll start Craig, you can kind of fill in any of the gaps. But our strategy is to land brand and expand. And first and foremost, focused on Western United States and so in order to land, you’ve got to place facilities in strategic areas of the Western United States that gives you access to many distribution points. It’s a land and grab, we’re aware of that. We’re aware of the game that we’re in. But as you land, you have to also brand and expand and you think about the number of area retail today we’re in the loose leaf lettuce area. We’ve got five skews, we’ve got another seven in the queue.

On the herb side, we got viable skews today. We’ve got more in the queue. The wet case is an area I think of opportunity long term and where we want to be, where we want to end up from a retail perspective is we want to be in three to five areas of retail with 30 skews to 40 skews. And once you make your way into retail and claim blocks, you have good velocity. They’ll let you increase your skew count. So, the way for us to scale and increase our brand awareness over time is to increase skew count Western United States Western United States. But I think one of the most exciting parts for us and, we’ve got very, very talented marketing people in house. You touched on the expense, we’re definitely focused on how do we do it? How do we educate customers in inexpensive ways? And that’s going to be having a presence and educating people on the benefits of our product. But it’s very interesting thing, one of the parallels that they gave us early on our Chief Marketing Officer, you know, Bonnie early on, remember yogurt 10 years ago, didn’t taste very good. It was very watery. Didn’t have lots of protein, didn’t have lots of good, healthy fats. They move people from low to high use of Greek yogurt.

And I think the exciting part for us in our category and Craig touched on it all energy to date on the seed has been around optimizing yield for outdoors. We see a real opportunity to focus on taste texture, flavor, and develop ways and flavors to really entice the customers palette in new and unique ways. And I think that we’re going to fundamentally have some opportunities in the based on to develop products that are really unique in a taste extra flavor that deliver experience with the product that they maybe have had more flavors that are unique to herbs flavors that are unique to greens even, and blends of greens. So that’s very exciting, because I think as develop the taste capabilities of our skews its going to move people naturally from low to higher use, because it’s going to be delivering something that outdoor just can’t do.

<<Laurence Alexander, Analyst, Jefferies LLC>>

And so just very briefly, just a couple of people ask about so wet case, which crops go in the wet case?

<<Travis Joyner, Co-Chief Executive Officer, Local Bounti>>

Yes. That’s kind of your wet wall where it’s constantly, misting, raining also all of your bulk herbs, so parsley attach and et cetera.

<<Laurence Alexander, Analyst, Jefferies LLC>>

And, so we’ve talked a few times where we’ve touched on the edges of the sustainability profile. So, I guess there’s two angles on this. First, when you discuss with big retailers, what is the value proposition they’re focusing on? I’m thinking of things like carbon footprint, traceability, social considerations, but the other part is, when you’re moving sort of into this type of production process, what can you cut out and how do you avoid sort of the risk of population crashes, infections and so forth? Like, what do you have to do? Like do other chemicals come in because you have to protect the population. So, you can talk a little bit about the value sign to the customer, and then on the ingredient side, what you get to cut out that improves the sustainability profile? That would be very helpful.

<<Craig Hurlbert, Co-Chief Executive Officer, Local Bounti>>

Hey Gary, do you want to start with that one?

<Gary Hilberg, Chief Sustainability Officer, Local Bounti>>

Thank you, Craig. Thank you for the kind words previously. Lawrence, I think you asked the good question. What do the big retailers think. If you look at the big retailers that targets the Walmarts, Krogers, they have tremendous sustainability programs that have tremendous aspects. And one of their big aspects, one of the biggest focus points you’ll hear from every single retailer, even though without big internationally standard ESG programs is food waste. So at the very top of their food, almost every single retailer is food waste.

And then for the – you start stepping down their list, there’s a bunch of other things, obviously quality life. The next one is road miles, transportation miles. So I’m not going to jump completely into our ESG programs today, but I’ll give you the thing. But then the other point that I think a lot of retailers are getting to because they really understand the consumers care is the people who grow their product.

So when I look at ESG, Craig mentioned, I’m an engineer. I like to start with the S part because quite honestly, that’s the hard part. And it’s in my opinion, the most important part, because we don’t have – if we don’t have good employees and good relationships with our communities, we don’t have a business. We will go out of business. And that’s a core business belief I’ve held. ESG is a great way to really emphasize that.

So when you look at our employees as a key part of our business, when I first started talking to Craig and Travis about Local Bounti many years ago, the base question was, do you want to treat employees well. Of course, the answer is every business I’ve ever been involved with we do. So the core of our business, we establish the concept that our employees are going to be treated well.

So the one thing we’ve learned and going through our ESG programs for the last couple years is how do you actually do that in a way that’s that it covers everything without just feeling good. And how do you actually document and hold yourself sustainable? So we’ve committed to a living wage for our employees around our facility employees. A living wage, we’re using MIT standard. You’ll see some information on that coming from our sustainability report, coming out later this month, it’s just quite simple.

There’s a lot of analysis done on what a living wage means. It’s a complex conversation, but we’re engaging in that conversation, looking at how the employees when they enter our business as junior employees and progress with us, how do they – how can they grow as we grow? So that’s really important to us.

So the living wage is a key way for us to ensure we treat our employees. A good example of this, our starting wage in our Montana facility is $15 an hour. Almost 2x, not over 2x, 2x is the minimum wage in Montana. And then when we move to our next facility in Pasco, we’ll do the same analysis. And what do we need to do? Do we need to provide different working conditions and things like that? It’s an indoor job for people who love agriculture. It’s a year round nonseasonal job. It comes from benefits with benefits from day one, the way we’re doing it. All the people in this call, the privileged executive of this company who are very happy to do what we’re doing. Our every one employees gets the same benefits we do on the same basis.

So we treat our employees very well. So I want to hammer that home. A lot of people sort of don’t get on that first. When you start talking about your other questions about what do we do differently, it’s in our name, we’re local, and you say, well, what does that matter? Well, if food miles are the number one issue you have in produce, which it is, if you look at all greenhouse gas calculations, food miles blows everything out with the exception of vertical farmers, because vertical farmers can land in big cities and drive short distances. Although most times they have to drive – when they produce at the volume, they’ve got to drive out of the cities to the distribution centers. So they’re near the customer, but they can’t actually deliver because the current system doesn’t allow it, small fact.

But so you look at it. Most lettuce in the U.S. travels over a thousand miles. We’re trying to be within 400 miles. So I say a thousand miles it could be more. If you’re in New York city, well, you’re probably 1,200 miles or 1,400 miles. So we’re looking at being within 400 miles and then we’re also looking at landing our so that’s drops that by straight off the bat, by 80% food miles. Food waste, again, very difficult to measure, but very, very important. Craig already articulated the issue we have with we’re producing a product that lasts three to five times longer. So our consumers – are in customers probably have to buy less of our product. They’re getting a premium product, paying a little bit better, getting better taste, texture and quality, but they’re probably not buying as much because they’re not throwing out as much. So that’s very, very important.

So we spend a lot of our time on our packaging. We’re very engaged, improving our packaging, but we have to get performance first and then sustainability along with it. So we’re looking at packaging. And then the final piece is when we land our facilities, we’re very, very selective about we know very much what we use in our energy space, because we know CA uses more energy within the facility than a plot of land. But we’re very, very selective. We landed our first couple facilities in areas with very, very low greenhouse gas electricity. So we’re able to use more electricity than farmers of course but with very low greenhouse gas content and that’s very low environmental content.

And one final comment on of chemicals. We don’t use any synthetic chemical on pesticides or herbicides or fungicides. We’re non-GMO and we have no runoff and we have no over spray. If you look at pesticides, you think about it. If I’m spraying a field, thousands of acres or hundreds of acres, it’s very difficult for me to touch a plant with when I’m spraying. So I’m spraying a lot of extra fertilizer, herbicides and I’m also spraying using a lot more fertilizer. So that’s another key aspect that I think that addressed your question.

<<Laurence Alexander, Analyst, Jefferies LLC>>

And how should we think about the barriers to entry? So as you prove that this works, what’s the stop imitators? The basic notion once you describe it as fairly intuitive and so how do you see sort of how this industry will evolve and how you – where do you remain differentiated over time?

<<Craig Hurlbert, Co-Chief Executive Officer, Local Bounti>>

Right. So Laurence, such a great question. We view kind of the future of this space as people that execute well and people that don’t execute well. So it’s going to be that simple. The industry is inevitable for some of the reasons Gary mentioned, that Travis has mentioned, especially in the perishable area. So our entire focus, we just had our whole leadership offsite about two months ago. And the whole discussion was around execution. All of our management meetings start and end with that as a focus. And we’re bringing people that are used to executing and holding people accountable to that. So here’s a little bit of the – so that’s kind of brought brush, Lawrence, then I’ll peel the onion back a little. You got to have the right talent. You got to be able to build a culture, got to be able to treat your people, right.

Gary just touched over something, the benefits, Travis, Cathy, Gary and I get are the exact same benefits that our receptionist gets in our Hamilton facility, no different. Her family and our family get the same benefits. We wanted it that way. No perks. I used to hate when executives got this and that, and the other thing, I hated that when I was coming up, we’re not going to do that here. So we’re trying to build a culture that values every single person, I mean, my grandfather immigrated for Denmark when he was 17.

He wasn’t – he had to work hard to get to where we all are today and educate everybody. So we view everybody in the company as a vital component. So talent is going to be one of the things that allows us to execute well, which will allow us to differentiate ourselves. Our technology and the way we’re looking at the company, i.e., unit economics and skew diversity and brand and being local and all of that, nobody else was doing that. Or if they are, they’re not – they’re not communicating it very well. And we couldn’t find it when we were to make an investment. So that’s going to differentiate us.

But here’s a big one. You could have all of that and not be capitalized properly and still not succeed. So we saw being capitalized as being a critical component to having all of the resources that we would need to go with the talent, to be able to emerge as a leader that ends up rolling up or consolidating being part of the consolidation down the road. So I view talent, technology and mindset and capitalization really is three things that we’re going to focus on executing well and being able to deliver Lawrence.

<<Laurence Alexander, Analyst, Jefferies LLC>>

And so if you look at your balance sheet currently, do you have everything you need now to get to self sufficiency? And once you do what kind of longer term growth rate say 2025 to 2035, 2024 like – like as you think about kind of the more mature version of the company, what kind of growth rate would be sustainable just out of organic funds?

<<Craig Hurlbert, Co-Chief Executive Officer, Local Bounti>>

Right. So phenomenal question and I’ll – I want to go back just really quick. You said, what are the barriers to entry? We have a patent pending on stack and flow. We have 12 other patents around that that patent. So that’s going to be one thing that’s going to be tough for people to do this. Number two, everything that’s in the dirt today, hard to retrofit. Number three, if you don’t have vertical talent and horizontal talent inside your company, like we do, you’re going to have a problem integrating it. And as Travis said, there’s a lot of trade secrets that kind of go along with that. So we are de-stacking here.

We’re expected to start trading on the New York Stock Exchange on November 18th. So that’s out there. With that transaction really under any real scenario, we just announced we upsized our pipe from 125 to 150, the incremental $25 million we closed last week was at the exact same economics as the original pipe. So we didn’t have to discount it and do all this crazy stuff other people are having to do. So people came in at the same level and now we’re at 150. Our minimum cash for the transaction is 150. So we will be a publicly traded company here in the next couple of weeks.

So we believe that with the dollars that are coming in from this transaction, we have enough to get us to where we want to go. Plus, plus and the only other thing I will say, Laurence is we take pride in this and I’ll call it scrappy. Travis and I are scrappy.

So what we’re going to do is take the money that we get and we are going to protect it, like it’s in Fort Knox and we’re going to make investments around ROIC, just like we learn in the, energy business, which shares a lot of the same, what I’ll say mindset or a lot of the same underlying characteristics as what’s necessary in the controlled environment, agriculture space.

So from my perspective, we have the dollars we need, to get to where we want to go. And once we’re there, we’re throwing money off, which means we have access to multiple different sources of capital from there. Remember we have Cargill’s debt facility, which allows us to take our equity and leverage that equity. Many of our competition has basically built there facilities with equity dollars. That to us made no sense, again, focused on unit economics. You would never see anyone in the energy space do that. They would always find a way to combine debt and equity.

So, yes, we’re excited about our transaction. We’re excited that we’re going to get through the transaction. It’s a difficult market in the stock world, as many of your investors know, AppHarvest has struggled. And there are a lot of good reasons as to why but we’re very excited about where we are and we’re excited to get through the process and really get after the next phase at Local Bounti.

<<Laurence Alexander, Analyst, Jefferies LLC>>

And then just the last question because, I’m sure those questions, give me the hook shortly is the, we’ve spoken almost exclusively about the U.S. market. What is the strategy on the emerging markets? Would there be licensing, partnership or how do you see that evolving?

<<Craig Hurlbert, Co-Chief Executive Officer, Local Bounti>>

It’s a great question. The people that made the decision to invest in Local Bounti at Cargill, both on the debt and the equity side. We are not based in the United States. So what they liked about us is the last business that I ran. We delivered 2200 modules to 33 countries. At GE, we had things going on all over the world. Travis and I have been involved in multiple global businesses. This is not a global enterprise. However, I don’t think the right strategy is to go when you don’t have your original facilities up and operating. Well, I don’t think it’s a good idea to go to Abu Dhabi and start doing it over there. I think you build facilities that, you know, operate, you know, everything about them. As I said earlier, our first facility, we have positive gross margins in our very first facility and it’s going to get better as we shake that facility out.

Our next facility will also be in the U.S. Our third and fourth facilities will be in the U.S. However, we are in conversations today about opportunities internationally that are inevitable. And let me tell you what the international customers are going to want. Executional expertise, great unit economics and a capitalized business that actually can get things done. So if you don’t have those things, you’re really just chasing a press release in our opinion. And we’re really not all about that. So the international opportunity dwarfs in my opinion, what is going to happen in the U.S. and Local Bounti will be a big part of it. By the way, having lived all over the world, Lawrence, no matter where you are, you’re local. When I was in Columbia, I had my local little places I went, when I lived in the Middle East, I had my local little places that I went wherever you are, your local, this concept of local produce or local food production is not a U.S. thing.

<<Laurence Alexander, Analyst, Jefferies LLC>>

Okay, great. I think that’s a good note for us to close on. Thank you very, very much for the discussion today. Thank you everybody for sending in the questions and the participation and please contact us if you have any questions we’ll have a replay available and any questions, please either get in touch with me or with Kathleen.

<<Craig Hurlbert, Co-Chief Executive Officer, Local Bounti>>

Great Lawrence, thank you so much for your time. Thank you to all the listeners and congratulations on this series. It’s really amazing. We appreciate you.

<<Laurence Alexander, Analyst, Jefferies LLC>>

Thank you very much. Take care.

<<Travis Joyner, Co-Chief Executive Officer, Local Bounti>>

Thank you.

Additional Information

In connection with the Business Combination, Leo filed with the Securities and Exchange Commission (the “SEC”), on July 19, 2021, a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), which includes a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”). The Registration Statement has been declared effective by the SEC and is being mailed to Leo’s shareholders and public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom. Leo shareholders and public warrant holders are encouraged to read the Joint Proxy Statement/Prospectus, including, among other things, the reasons for Leo’s Board of Directors’ unanimous recommendation that shareholders vote “FOR” the Business Combination and the other shareholder and warrant holder proposals set forth therein as well as the background of the process that led to the pending Business Combination with Local Bounti.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the Joint Proxy Statement/Prospectus. Shareholders and public warrant holders will also be able to obtain copies of the Joint Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Joint Proxy Statement/Prospectus for the Business Combination.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., Longleaf Merger Sub II, LLC and Local Bounti, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the Joint Proxy Statement/Prospectus relating to the Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.